BNN Bloomberg: Liquid Reveals Strategy for Digital Age Entertainment Studio

Joshua Jackson, Liquid Media’s Chairman, Interviewed by BNN Bloomberg About Evolution of Entertainment Production Industry

Vancouver, BC – December 2, 2019 – In an interview with BNN Bloomberg, Canada's only TV network devoted exclusively to business and finance news, Joshua Jackson, Chairman of Liquid Media Group Ltd. (the “Company”, “Liquid Media” or “Liquid”) (Nasdaq: YVR), hinted at the company’s strategy to establish a new studio.

In conversation with Jon Erlichman, Host and News Anchor, Jackson provides insights into developing the modern day entertainment studio in the digital age. The TV interview may be viewed online.

With almost 30 years as an actor, producer and director, Jackson discusses the trends that are creating an evolution in the entertainment industry, including reimagining content and leveraging intellectual property (IP) across devices and channels , and the impact of streaming on content creation.

Jackson also shares his insights about Vancouver’s media and entertainment supercluster as the center of “Hollywood North.” Acknowledging the level of talent, infrastructure and work being done in the city in television, film and gaming, he says, "If we are doing the work, we might as well own the product."

Jackson’s interview about Liquid Media is scheduled as part of the upcoming season of CTV's celebrity entrepreneur TV show Sidelines.

The interview may be seen on BNN Bloomberg’s website via https://bit.ly/2P0JxLA.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company with a strong portfolio of content IP spanning creative industries. Originating in Vancouver’s media and entertainment supercluster, Liquid’s mission is to empower storytellers worldwide to develop, produce and distribute content across channels and platforms.

Liquid Media’s leadership team includes Chairman Joshua Jackson (actor / producer, television and film), Chief Financial Officer Daniel Cruz (previously of Canaccord Financial), Managing Director Charlie Brezer (serial entrepreneur), Director Stephen Jackson (Northland Properties) and Board Member Nancy Basi (Executive Director, Vancouver Media & Entertainment Centre). Each brings decades of industry expertise and significant passion to advance the Company’s mission.

Additional Information available at www.LiquidMediaGroup.co

Further information:

Daniel Cruz

Liquid Media Group Ltd.

+1 (416) 489-0092

pg@liquidmediagroup.co

Media requests:

Adam Bello

Media & Analyst Relations Manager

Primoris Group Inc.

+1 (416) 489-0092 x 226

media@primorisgroup.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.